UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: May 12, 2015

	By:	/s/ Scott Dresser
	Name:	Scott Dresser
	Title:	Group General Counsel

VimpelCom’s Annual General Meeting set for June 19, 2015

Amsterdam (May 12, 2015), “VimpelCom Ltd.” (“VimpelCom”, “Company” or “Group”) (NASDAQ: VIP), a leading global provider of telecommunications services headquartered in Amsterdam, announces that its Supervisory Board has set the date for the Company’s Annual General Meeting of Shareholders (the “Shareholders Meeting”) for June 19, 2015. The record date for the Shareholders Meeting has been set for May 15, 2015.

The agenda for the Shareholders Meeting is as follows:

1.	Shareholders to receive audited financial statements for the financial year that ended on December 31, 2014;

2.	Proposal of individual directors for election to the Supervisory Board; and

3.	Re-appointment of PwC as the Company’s external auditor.

Further details on the agenda, the slate of nominees to the Supervisory Board and procedural matters related to the Shareholders Meeting will be made available through an official notice to be distributed by VimpelCom to its shareholders prior to the Shareholders Meeting.

About VimpelCom

VimpelCom is a leading global provider of telecommunications services and is headquartered in Amsterdam. The Company provides voice and data services through a range of traditional and broadband mobile and fixed technologies. The Group operates in Italy and emerging markets, which include companies operating in Russia, Ukraine, Kazakhstan, Uzbekistan, Tajikistan, Armenia, Georgia, Kyrgyzstan, Laos, Algeria, Bangladesh and Pakistan. The operations of these companies cover a territory with a total population of approximately 740 million people as of December 31, 2014. VimpelCom provides services under the “Beeline,” “Kyivstar,” “banglalink,” “Mobilink,” “Djezzy,” “WIND” and “Infostrada” brands. As of December 31, 2014, VimpelCom had 222 million mobile customers. VimpelCom’s ADSs are listed on the NASDAQ Global Stock Market under the symbol “VIP.” For more information visit: http://www.vimpelcom.com.

Contact information

Investor Relations VimpelCom Ltd. Gerbrand Nijman / Remco Vergeer ir@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)	Media and Public Relations VimpelCom Ltd. Artem Minaev / Rozzy Boy pr@vimpelcom.com Tel: +31 20 79 77 200 (Amsterdam)

1